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                          HSBC Investor Family of Funds
                                3435 Stelzer Road
                              Columbus, Ohio 43219



Troy Sheets
Direct Dial: (614) 470-8129
Troy.Sheets@bisys.com


October 16, 2006


Via EDGAR
---------
Sheila Stout
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Securities and Exchange Commission Comments Regarding the October 31,
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         2005 Form N-CSRs
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Dear Sheila:

On behalf of HSBC Investor Funds, HSBC Advisor Funds Trust and HSBC Investor Portfolios (the "Trusts"), we wish to respond by this letter, to the comments of the U.S. Securities and Exchange Commission ("SEC") staff (the "Staff") regarding the Form N-CSRs for the Trusts' annual reports for the periods ended October 31, 2005. You conveyed the Staff's comments to Troy Sheets, Treasurer of the Trust, and Sean Harrington, Director for BISYS Fund Services, in a telephone conversation on August 31, 2006. Each comment from the Staff and the corresponding response for the Trusts are set forth below.


Comment 1: The industry/sector breakouts included in the Portfolio Composition Summaries on pages 21-22 for the HSBC Investor Growth and Income Fund and Mid-Cap Fund did not appear to be the same as those listed in the corresponding Schedules of Portfolio Investments, whereas the information presented for the other funds appeared to be the same.

         Response 1: The presentation of the Portfolio Composition Summaries for the HSBC Investor Growth and Income Fund and Mid-Cap Fund is consistent with the presentation for the other domestic equity funds. The Portfolio Composition Summaries for the domestic equity funds represent the sector breakouts of the underlying investments held as a percentage of total investments, whereas the Schedules of Portfolio Investments represent the more detailed industry breakouts of the underlying securities held as a percentage of total net assets. We believe such presentation is reasonable and in accordance with the SEC's rules and regulations.





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U.S. Securities and Exchange Commission
October 16, 2006
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Comment 2: Certain funds hold investments in various money market fund instruments. Although not required the Trusts should consider disclosing the effective yield at the end of the period as part of the security's description.

     Response 2: The Trusts will include such disclosures in prospective shareholder reports.

Comment 3: Although the number of shares authorized to be issued by the Trusts are disclosed in the Notes to the Financial Statements, Regulation S-X requires such disclosure in the Statements of Assets and Liabilities.

     Response 3: The Trusts will include such disclosures in the Statements of Assets and Liabilities prospectively.

Comment 4: The HSBC Investor Growth and Income Fund maintained a large cash balance at October 31, 2005. If any amount of such balance is restricted, that amount should be disclosed separately.

     Response 4: The HSBC Investor Growth and Income Fund's cash balance at October 31, 2005 was not restricted. The Trusts will include such disclosures as applicable in prospective shareholder reports.

Comment 5: In reviewing the capital activity for certain funds for the period (e.g., the HSBC Investor Value Fund and Small Cap Equity Fund), the computed average net asset values per share ("NAVs") of such activity did not fall between the beginning of period and end of period NAVs.

     Response 5: The Trusts capital activity for the period was fairly stated. The computed average NAVs for the capital activity of the funds referenced above were within the high and low NAVs of the respective funds for the period. The beginning and ending NAVs would not necessarily reflect the high and low points due to market fluctuations during the period.

Comment 6: The expense ratios disclosed in the financial highlights for certain funds (e.g., the HSBC Investor Limited Maturity Fund and Opportunity Fund) did not agree to the expense ratios utilized in the fee tables in the subsequent prospectus filed with the SEC.

         Response 6: During the year ended October 31, 2005, certain funds as disclosed in the annual reports received reimbursements from HSBC in connection with violations of certain investment policies and limitations. As a portion of these reimbursements reduced the gross expense ratios as disclosed in the annual report, the reimbursements were deemed as nonrecurring and appropriate to exclude from the prospectus fee tables to more appropriately reflect the ongoing expenses expected to be paid in 2006. In the





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U.S. Securities and Exchange Commission
October 16, 2006
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     fee tables of the prospectus of the applicable funds, the Trusts did footnote when the expenses had been restated to reflect the current fees for prospective consideration.

Comment 7: In the Financial Highlights for certain funds (e.g., the HSBC Investor Bond Fund and Opportunity Fund), there is a tick mark that notes HSBC reimbursed certain amounts to the respective funds due to the violation of certain investment policies and limitations and the impact to the net expense ratio, net income ratio, gross expense ratio and total return in basis points. How does this reimbursement impact the gross expense ratio?

     Response 7: Each instance in which the gross expense ratio was impacted by such reimbursement would be attributable to a feeder fund that had invested in a master portfolio which had received advisory fee reimbursements in connection with the remedial actions for the compliance violations. As a feeder fund includes the net expenses allocated from the master portfolio for purposes of calculating and reporting the feeder fund's gross and net expense ratios, the feeder fund's portion of any waivers or reimbursements recorded by the master portfolio would equally affect the gross and net expense ratios of a feeder fund.

Comment 8: In the Financial Highlights of the HSBC Investor Small Cap Equity Fund, the net and gross expense ratios presented are equal but tick mark (f) notes that the reimbursement impacted the ratios by 4 basis points. Should the ratios be the same?

     Response 8: Yes. See Response 7 above.

Comment 9: Please confirm whether the Trusts obtained an exemptive order from the SEC related to the pooled account disclosed in the Notes to Financial Statements in connection with investing the cash collateral received from securities lending. If applicable, the Trusts should consider disclosing in the Notes to Financial Statements that it obtained an exemptive order from the SEC and is operating such pooled account pursuant to that exemptive order.

     Response 9: The Trusts did not seek exemptive relief from the SEC in connection with investing cash collateral received from securities lending. The no-action relief provided to The Chase Manhattan Bank in July 2001 covers the joint investment of cash collateral obtained from securities lending activities.

Comment 10: The Trusts should include the collateral information related to any repurchase agreements held in the pooled account in connection with the invested cash collateral received from securities lending as disclosed in the Notes to Financial Statements.

     Response 10: The Trusts will include such disclosures in prospective shareholder reports.





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U.S. Securities and Exchange Commission
October 16, 2006
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Comment 11: In Footnote 3 to the Notes to the Financial Statements, were any of the waivers/reductions due to contractual limits, and if so, the Trusts should consider disclosing the period that expenses are being contractually limited to by the applicable parties?

     Response 11: Yes, certain waivers/reimbursements were contractual during the period. The Expense Limit tables included in Footnote 3 will be enhanced in prospective shareholder reports to explicitly state the period that such limits are contractually in place.

Comment 12: In Footnote 6 to the Notes to the Financial Statements, the Trusts disclose the dollar amount of reimbursements made by HSBC to the various funds in connection with violations of certain investment policies and limitations during the period. The AICPA Audit Guide for Investment Companies requires certain payments by affiliates to be disclosed separately in the Statements of Operations.

     Response 12: When applicable, the Trusts did make separate disclosure in the Statements of Operations that we believe is in accordance with disclosure requirements of the AICPA Audit Guide for Investment Companies. Footnote 6 provides more detail surrounding such payments by the affiliate and discloses the amounts by class as compared to the fund level amounts noted in the Statements of Operations.

Comment 13: In the disclosures of the Board's considerations in connection with their approval of the applicable Advisory and Sub-Advisory agreements during the period, was the sub-advisory agreement dated January 30, 2004 with NWQ in effect until the new agreement was approved in June 2005?

     Response 13: Yes, the old agreement was entered into in January 2004 and was not terminated until the new agreement was approved in 2005.

Comment 14: In the disclosures of the Board's considerations in connection with their approval of the applicable Advisory and Sub-Advisory agreements during the period, there was no disclosure as to whether economies of scale was considered in relation to asset growth and whether such fee levels reflect any economies of scale. This is a factor that should be considered, and if not considered, the funds should disclose why it wasn't a relevant factor.

     Response 14: The Trusts will include such disclosures in prospective shareholder reports.

Comment 15: In the disclosures of the Board's considerations in connection with their approval of the applicable Advisory and Sub-Advisory agreements during the period, the Board's conclusion for each main factor should be disclosed separately.





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U.S. Securities and Exchange Commission
October 16, 2006
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     Response 15: The Trusts provided an overall conclusion based on the factors considered but will include such disclosures by each main factor in prospective shareholder reports.

Comment 16: The cost of investments disclosed in the Schedule of Portfolio Investments of the HSBC Investor Value Portfolio did not agree back to the amount disclosed in the Statement of Assets and Liabilities.

     Response 16: The cost of investments disclosed in the Statement of Assets and Liabilities contained a typographical error. The cost should have been disclosed as $46,261,414 instead of $42,261,414. The investments at value and net assets were correctly stated.

Comment 17: In the Notes to the Financials of the HSBC Investor Portfolios, the funds should disclose whether the advisory fee waivers/reimbursements were voluntary or contractual.

     Response 17: The advisory fee reimbursements disclosed in the Notes to the Financials of the HSBC Investor Portfolios relate to payments made in connection with the remedial actions for the compliance violations as disclosed in Footnote 5 rather than reimbursements made related to contractual or voluntary expense limitations. The Trusts will include such disclosures as applicable in prospective shareholder reports.

Comment 18: In the Financial Highlights of the HSBC Investor U.S. Government Money Market Fund, tick mark (c) referring to expense waivers was included by the total returns of Class B Shares.

     Response 18: Tick mark (c) should not have been placed by the total returns since it relates to the gross expense ratios. The gross expense ratios appropriately included the tick mark reference.

Comment 19: In the Financial Highlights of certain money market funds, there were waivers/reimbursements that impacted the expense ratios. Were any of these waivers/reimbursements contractual that should have been considered in the fee table of the subsequent prospectus filed with the SEC (e.g., the HSBC Investor California Tax-Free Money Market Fund)?

     Response 19: Yes, certain money market funds had contractual waivers/reimbursements during the period. In cases where the waivers/reimbursements were contractual, those amounts were appropriately considered in the fee tables of the subsequent prospectus filed with the SEC. In cases where the waivers/reimbursements were voluntary (e.g., the HSBC Investor California Tax-Free Money Market Fund), those waivers/reimbursements were not included in the fee table of the prospectus since they can be terminated at any point in time.





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U.S. Securities and Exchange Commission
October 16, 2006
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We have been authorized by the Trusts to acknowledge that (1) the Trusts are responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to the disclosure in response to Staff comments on the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trusts may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

As indicated in the Commission's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trusts.

If you have any questions regarding the responses set forth above, please contact me at (614) 470-8129.

Sincerely,

/s/ Troy A. Sheets

Troy A. Sheets
Treasurer